                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       -----------------------------------

                                    Form 11-K

                       -----------------------------------

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2004

                         Commission file number 2-84723

                       -----------------------------------

       THE SCHERING-PLOUGH PUERTO RICO EMPLOYEES' RETIREMENT SAVINGS PLAN
                              (Full Title of Plan)

                           Schering-Plough Corporation
                            2000 Galloping Hill Road
                              Kenilworth, NJ 07033
           (Name of Issuer of Securities Held Pursuant to the Plan and
                    Address of Principal Executive Offices)

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

                                                                                                      Page
                                                                                                      ----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                3

FINANCIAL STATEMENTS:
     Statements of Net Assets Available for Benefits
           as of December 31, 2004 and 2003                                                            4

     Statements of Changes in Net Assets Available for Benefits
           for the Years Ended December 31, 2004 and 2003                                              5

     Notes to Financial Statements                                                                    6-11

SUPPLEMENTAL SCHEDULE:
     Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held
     at End of Year) as of  December 31, 2004                                                          12

SIGNATURE(S)                                                                                           13

EXHIBIT I - Consent of Independent Registered Public Accounting Firm                                   14

--------------
All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of

The Schering-Plough Puerto Rico Employees' Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Schering-Plough Puerto Rico Employees' Retirement Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 27, 2005

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004 AND 2003

                                                                                          2004               2003
ASSETS                                                                                 -----------        -----------
PARTICIPANT-DIRECTED INVESTMENTS:
   Vanguard Funds                                                                      $22,892,875        $20,279,825

   Schering-Plough Stock Fund                                                            4,320,846          2,913,363

   Loan Fund                                                                             1,632,277          1,826,086
                                                                                       -----------        -----------
Total Investments                                                                       28,845,998         25,019,274
                                                                                       -----------        -----------

RECEIVABLES:
   Employer contributions                                                                   97,574                  -
   Participant contributions                                                               103,959            185,594
                                                                                       -----------        -----------
Total Contributions Receivables                                                            201,533            185,594
                                                                                       -----------        -----------

Net Assets Available For Benefits                                                      $29,047,531        $25,204,868
                                                                                       ===========        ===========

The accompanying notes are an integral part of these Financial Statements

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                                                           2004              2003
                                                                                       -----------        -----------
ADDITIONS

     Investment income:
       Dividend income, registered investment companies                                $   435,351        $   303,944
       Dividend income, Schering-Plough Stock Fund                                          40,509             88,947
       Interest income, participant loans                                                   80,597            105,825
       Net appreciation in fair value of investments                                     2,223,705          2,645,291
                                                                                       -----------        -----------
     Net investment income                                                               2,780,162          3,144,007
                                                                                       -----------        -----------

     Contributions:
       Employer contributions                                                            2,153,062                  -
       Participant contributions                                                         3,065,212          3,058,446
                                                                                       -----------        -----------
     Total contributions                                                                 5,218,274          3,058,446
                                                                                       -----------        -----------
       Total additions                                                                   7,998,436          6,202,453
                                                                                       -----------        -----------

DEDUCTIONS

     Benefits paid to participants                                                       4,155,773          1,626,576
                                                                                       -----------        -----------

Increase in net assets                                                                   3,842,663          4,575,877
                                                                                       -----------        -----------
Net assets available for benefits:
  Beginning of year                                                                     25,204,868         20,628,991
                                                                                       -----------        -----------

  End of year                                                                          $29,047,531        $25,204,868
                                                                                       ===========        ===========

The accompanying notes are an integral part of these Financial Statements

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF PLAN

      The Schering-Plough Puerto Rico Employees' Retirement Savings Plan (the "Plan") is a defined contribution plan established effective April 1, 1990. The Plan is intended to encourage retirement savings by eligible employees of Schering-Plough Products LLC (the "Sponsor" or the "Company") and any of its affiliated companies that adopt the Plan. Vanguard Fiduciary Trust Company ("Vanguard"), the recordkeeper, is a trust company incorporated under Chapter 10 of the Pennsylvania Banking Code, and a wholly-owned subsidiary of The Vanguard Group, Inc. Banco Santander serves as the Plan's trustee.

      Generally, all Puerto Rico employees of Schering-Plough Products LLC and Schering-Plough del Caribe, Inc. are eligible to participate in the Plan on the date of employment. The participants may elect to have their salary deferral contributions allocated to any of the investment funds available under this Plan.

      The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      SALARY DEFERRAL CONTRIBUTIONS - The Plan is designed to permit eligible employees to elect to have a portion of their salary contributed to the Plan on their behalf ("Salary Deferral Contributions"). Under the provisions of the Plan, Salary Deferral Contributions can range from 1% to 10% of the employee's earnings, in increments of 1%, subject to certain regulated limits. Salary Deferral Contributions and any earnings accrued thereon are fully and immediately vested to the participant.

      PARTICIPANT ACCOUNTS AND VESTING - Each participant's account is credited with the participant's contribution and allocations of Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. Participants have a non-forfeitable right to their contributions plus (minus) actual earnings (losses) thereon which vest fully and immediately.

      INVESTMENT OPTIONS - Upon enrollment in the Plan, participants may direct their contributions into any of the following Vanguard investment options:

      -  Vanguard 500 Index Fund Investor Shares

      -  Vanguard Explorer Fund Investor Shares

      -  Vanguard Intermediate-Term Investment-Grade Fund Investor Shares

      -  Vanguard International Growth Fund Investor Shares

      -  Vanguard LifeStrategy Conservative Growth Fund

      -  Vanguard LifeStrategy Growth Fund

      -  Vanguard LifeStrategy Income Fund

      -  Vanguard LifeStrategy Moderate Growth Fund

      -  Vanguard Short-Term Investment-Grade Fund Investor Shares

      -  Vanguard Treasury Money Market Fund

      -  Vanguard U.S. Growth Fund Investor Shares

      -  Vanguard Wellington Fund Investor Shares

      -  Vanguard Windsor Fund Investor Shares

      Effective July 2004, the Vanguard Short-Term Corporate Fund was renamed the Vanguard Short-Term Investment-Grade Fund Investor Shares, and the Vanguard Intermediate-Term Corporate Fund was renamed the Vanguard Intermediate-Term Investment-Grade Fund Investor Shares.

      Participants may also direct their contributions to the:

      - Schering-Plough Stock Fund - This fund is comprised of Schering-Plough common stock and a small percentage of cash as required for liquidity purposes. Participants may contribute up to a maximum investment election of 50% of their Salary Deferral Contribution into this fund or allocate no more than 50% of the value of his or her accounts at the time of reallocation to this fund.

      - Loan Fund - Participants may borrow from their fund accounts up to the lesser of one half of their account or $50,000 (reduced by any outstanding loans). Loan transactions are treated as a transfer between the investment funds and the loan fund. These loans, which reduce a participant's account balance in the event of default, bear a fixed rate of interest as determined to be reasonable by The Schering-Plough Puerto Rico Employees' Retirement Savings Plan Committee, and are repayable over periods not exceeding five years, except loans relating to a principal residence which are repayable over a period not to exceed 20 years.

      PAYMENT OF BENEFITS - On termination of service due to death, disability or retirement, a participant (or his beneficiary in the event of death) may elect to receive either a cash lump sum amount, fixed or variable installments not to exceed the life expectancy of the participant and the participant's beneficiary, shares of Company stock (with respect to amounts invested in the Schering-Plough Stock Fund), or certain combinations of the foregoing. Notwithstanding the foregoing, if a participant's account equals $5,000 or less as of the date of distribution, his account will be paid in a lump sum. For termination of service due to other reasons, a participant may receive the value of the account as a lump sum distribution. Alternatively, all participants whose account balances exceeds $5,000 can elect to defer receipt of their account up to age 70-1/2. Distribution of all or a portion of a participant's account, prior to termination of employment, may be granted by the Sponsor in the case of financial hardship. Active participants may elect to withdraw all or a portion of their accounts at any time after age 59-1/2.

      CHANGES TO PLAN ON JANUARY 1, 2004 - Effective January 1, 2004, the Plan Sponsor amended the Plan to incorporate a matching contribution. For employees who elect to make contributions to the Plan, the Company will make a matching contribution (dollar for dollar) up to 5% of compensation. The Company matching contribution, and any earnings accrued thereon, are fully and immediately vested.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING AND PRESENTATION - The financial statements of the Plan have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America and are presented in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") as permitted by the Securities and Exchange Commission.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

      The Schering-Plough Stock Fund is valued using the unit accounting method whereby a participant's account value is expressed in units of participation rather than number of shares of Schering-Plough common stock.

      The closing stock prices of Schering-Plough Corporation common stock at December 31, 2004 and 2003 were $20.88 and $17.39, respectively.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Dividends received in the Schering-Plough Stock Fund are reinvested in Schering-Plough common stock units.

      Participant loans are valued at cost which approximates fair value.

      WITHDRAWALS AND BENEFIT PAYMENTS - Withdrawals and benefit payments are recorded when paid.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      RISKS AND UNCERTAINTIES - The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

      ADMINISTRATIVE EXPENSES - Administrative expenses of the Plan are paid by the Plan Sponsor as provided in the Plan Document.

3.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to provisions of ERISA.

4.    FEDERAL INCOME TAX STATUS

      The Plan was amended and restated effective January 1, 1995. The plan received a favorable determination letter dated February 18, 1997 issued by the Puerto Rico Department of the Treasury stating that the Plan meets the requirements of Section 1165(a) of the Puerto Rico Internal Revenue Code of 1995, as amended (the "PR Code"). The Plan was also amended effective January 1, 1996 and October 1, 1996 pursuant to Amendment No. 2. The Puerto Rico Department of the Treasury issued a favorable determination letter dated April 14, 1997 in connection with the qualification of Amendment No. 2.

      The trust of the Plan is intended to be exempt from taxation under Section 1165(a) of the PR Code, and pursuant to Section 1022(i)(1) of ERISA under
      Section 501(a) of the United States Internal Revenue Code of 1986, as amended. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      As long as the Plan is qualified under the PR Code and related regulations, participants will generally not be taxed on salary-deferred contributions until the year received. In addition, the earnings attributable to such contributions held by the trustee are also generally exempt from taxation until the taxable year in which they are withdrawn by or distributed to the participant.

      The Plan's tax counsel believes that the Plan is designed in compliance with the applicable requirements of the PR Code, and the Plan Administrator believes that the Plan is currently being operated in material compliance with the applicable requirements of the PR Code.

5.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

      Contributions are transmitted from the trustee, Banco Santander, to the recordkeeper, Vanguard, which invests cash received, interest and dividend income and makes distributions to the participants. The recordkeeper also administers the collection of interest and principal on the participant loans. These transactions qualify as permitted party-in-interest transactions.

      Certain Plan investments are shares of mutual funds managed by the recordkeeper. These transactions qualify as permitted party-in-interest transactions. As of December 31, 2004 and 2003, the total market value of investments in the mutual funds managed by the recordkeeper was $22,892,875 and $20,279,825, respectively.

      Certain Plan investments are shares of the Company's stock. These transactions qualify as permitted party-in-interest transactions. As of December 31, 2004 and 2003, the total market value of investments in the Schering-Plough Stock Fund was $4,320,846 and $2,913,363, respectively. As of December 31, 2004 and 2003, the Plan held 11,492 and 9,298 units, respectively of common stock of Schering-Plough. During the years ended December 31, 2004 and 2003, the Plan recorded dividend income of $40,509 and $88,947, respectively.

      Certain administrative functions are performed by officers or employees of the Sponsor who also may be participants in the Plan. These actions qualify as permitted party-in-interest activities. No such officer or employee receives compensation from the Plan.

      All plan administration expenses are paid by the Sponsor.

6.    NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

      During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                                          2004              2003
                                                                                       -----------        -----------
*Vanguard 500 Index Fund Investor Shares                                               $   720,705        $ 1,680,484
*Schering-Plough Stock Fund                                                                700,662           (680,005)
*Vanguard Windsor Fund Investor Shares                                                     384,360            906,573
*Vanguard Explorer Fund Investor Shares                                                    242,413            439,707
*Vanguard International Growth Fund Investor Shares                                         85,230            102,017
*Vanguard Wellington Fund Investor Shares                                                   46,714            107,590
*Vanguard LifeStrategy Growth Fund                                                          21,740             21,987
*Vanguard LifeStrategy Moderate Growth Fund                                                 18,177             24,923
*Vanguard U.S. Growth Fund Investor Shares                                                  12,606             26,158
*Vanguard LifeStrategy Conservative Growth Fund                                              6,061              8,331
*Vanguard LifeStrategy Income Fund                                                           3,621              6,404
*Vanguard Intermediate-Term Investment-Grade Fund Investor Shares                           (5,062)              (600)
*Vanguard Short-Term Investment-Grade Fund Investor Shares                                 (13,522)             1,722
                                                                                       -----------        -----------
Net Appreciation in Fair Value of Investments                                          $ 2,223,705        $ 2,645,291
                                                                                       ===========        ===========

* Permitted party-in-interest to the Plan.

Effective July 2004, the Vanguard Short-Term Corporate Fund was renamed the Vanguard Short-Term Investment-Grade Fund Investor Shares, and the Vanguard Intermediate-Term Corporate Fund was renamed the Vanguard Intermediate-Term Investment-Grade Fund Investor Shares.

7.    INVESTMENTS

      The following investments represented 5% or more of the Plan's net assets available for benefits at:

                                                                                             December 31
                                                                                         2004             2003
                                                                                      ----------       ----------
*Vanguard 500 Index Fund Investor Shares, 80,061 and 79,171 shares, respectively      $8,937,998       $8,128,468

*Schering-Plough Stock Fund, 11,492 and 9,298 units, respectively                      4,320,846        2,913,363

*Vanguard Windsor Fund Investor Shares, 216,376 and 216,722 shares, respectively       3,909,921        3,523,905

*Vanguard Treasury Money Market Fund, 3,202,520 and 2,945,416 shares, respectively     3,202,520        2,945,416

*Vanguard Explorer Fund Investor Shares, 27,633 and 27,438 shares, respectively        2,060,616        1,800,510

*Loan Fund                                                                             1,632,277        1,826,086

* Permitted party-in-interest to the Plan.

Effective July 2004, the Vanguard Short-Term Corporate Fund was renamed the Vanguard Short-Term Investment-Grade Fund Investor Shares, and the Vanguard Intermediate-Term Corporate Fund was renamed the Vanguard Intermediate-Term Investment-Grade Fund Investor Shares.

                        THE SCHERING-PLOUGH PUERTO RICO
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                    FORM 5500, SCHEDULE H, PART IV, LINE 4i
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                            AS OF DECEMBER 31, 2004

   Identity of Issuer,
   Borrower, Lessor or     Description of investment including maturity date, rate
      Similar Party            of interest, collateral,  par or maturity value          Current Value
   -------------------   ----------------------------------------------------------     -------------
*        Vanguard        500 Index Fund Investor Shares                                 $   8,937,998

*        Vanguard        Windsor Fund Investor Shares                                       3,909,921

*        Vanguard        Treasury Money Market Fund                                         3,202,520

*        Vanguard        Explorer Fund Investor Shares                                      2,060,616

*        Vanguard        Wellington Fund Investor Shares                                    1,128,158

*        Vanguard        Short-Term Investment-Grade Fund Investor Shares                   1,088,537

*        Vanguard        Intermediate -Term Investment-Grade Fund Investor Shares             898,499

*        Vanguard        International Growth Fund Investor Shares                            620,321

*        Vanguard        LifeStrategy Growth Fund                                             261,116

*        Vanguard        LifeStrategy Moderate Growth Fund                                    247,786

*        Vanguard        U.S. Growth Fund Investor Shares                                     208,189

*        Vanguard        LifeStrategy Income Fund                                             181,006

*        Vanguard        LifeStrategy Conservative Growth Fund                                148,208
                                                                                        -------------

                         Total Vanguard Registered Investment Company Fund                 22,892,875
                                                                                        -------------

*       Schering -       Schering-Plough Stock Fund                                         4,320,846
    Plough Corporation

*  Various participants  Outstanding loan balance (interest rates
                         ranging from 5.00% to 10.50%, maturing from 1 to 20 years)         1,632,277
                                                                                        -------------

                         Total Assets Held at End of Year                               $  28,845,998
                                                                                        =============

* Permitted party-in-interest to the Plan.

Effective July 2004, the Vanguard Short-Term Corporate Fund was renamed the Vanguard Short-Term Investment-Grade Fund Investor Shares, and the Vanguard Intermediate-Term Corporate Fund was renamed the Vanguard Intermediate-Term Investment-Grade Fund Investor Shares.

Cost information is not required for participant-directed investments and therefore is not included.

                                  SIGNATURE(S)

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      The Schering-Plough Puerto Rico Employees'
                                      Retirement Savings Plan

Date: June 28, 2005                   By: /s/ Vincent Sweeney
                                          -------------------------------------
                                      Name: Vincent Sweeney
                                      Title: Plan Administrator